June 5, 2015

VIA EDGAR TRANSMISSION

Mr. David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	P.A.M. Transportation Services, Inc.
Schedule TO-I
Filed May 22, 2015
SEC File No. 005-39193

Dear Mr. Orlic:

The following is the response of P.A.M. Transportation Services, Inc. (“P.A.M.” or the “Company”) to the staff’s comments contained in your letter to Mr. C. Douglas Buford, Jr., dated June 2, 2015. For convenient reference, this response letter duplicates the text of the enumerated staff comment, as well as the headings contained in your letter.

Amendment No. 1 to the referenced Tender Offer Statement on Schedule TO has been transmitted via EDGAR on the date of this response letter. Where appropriate, the responses below refer to specific item numbers of Amendment No. 1.

Exhibit (a)(1)(A) -- Offer to Purchase

Proration, page 3

1.	Disclosure indicates that you do not expect to be able to announce the final proration factor or commence payment until up to ten business days after expiration. We do not believe that this time period is consistent with Rule 14e-1(c). Please revise accordingly.

Response: We have revised the referenced disclosure in the Offer to Purchase to address the staff’s comment. See Items 1 and 4 of Amendment No. 1.

Definition of Validity…, page 7

2.	Disclosure indicates that, by tendering shares, security holders agree to accept all decisions you make concerning the noted matters and waive any right that they might otherwise have to challenge those decisions. Please revise to indicate that security holders may challenge your determinations in a court of competent jurisdiction and to eliminate any impermissible waivers under Section 29(a) of the Securities Exchange Act of 1934.

Response: We have revised the referenced disclosure in the Offer to Purchase to address the staff’s comment. See Item 4 of Amendment No. 1.

Withdrawal Rights, page 9

3.	Disclosure indicates that security holders may withdraw tendered shares at any time after the end of the day, 12:00 midnight, Eastern time, on July 21, 2015. Please revise to change this date to July 20, 2015, or advise how you made this determination. Refer to Rule 13e-4(f)(ii).

Response: We have revised the referenced disclosure in the Offer to Purchase to address the staff’s comment. See Items 1 and 4 of Amendment No. 1.

Acknowledgments

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require further information, please contact me by telephone at

(479) 361-9111 or Mr. Buford by telephone at (501) 688-8866 or by facsimile at (501) 918-7866.

Sincerely,

/s/ Daniel H. Cushman

Daniel H. Cushman

President and Chief Executive Officer

cc:	Via E-mail
C. Douglas Buford, Jr., Esq.
Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C.